02027768

RECD S.E.C.
APR 2 5 2002
1080

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 25, 2002

PROCESSED
MAY 0 7 2002
THOMSON
FINANCIAL

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

National Steel Co. (English)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of an English translation of a *Material Fact* dated April 24, 2002.

MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL, a business corporation, with headquarters at Rua Lauro Müller, 116, 36th floor and rooms 3402 and 3702, in the City of Rio de Janeiro, RJ, enrolled at CNPJ under number 33.042.730/0001-04, hereby informs that the date of April 23, 2002 was the date of termination of the effective time of the Shareholders' Agreement entered into by and between Vicunha Siderurgia S.A., Intermesa Investimento S.A. and Clube de Investimento S.A. on April 23, 1993, as amended on March 27, 2000. Therefore, only the Shareholders' Agreement and the Pre-Emption Agreement entered into by and between Vicunha Siderurgia S.A. and BNDES Participações S.A. – BNDESPAR on March 09, 2001 are currently in effect.

Rio de Janeiro, April 24, 2002.

Antonio Mary Ulrich
Executive Officer – Investors' Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________________
Name: Lauro Campos Rezende
Title: Principal Financial Officer

Dated: April 25, 2002